June 30, 2010

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement

Form 10-Q for the quarter ended March 31, 2010

File No. 0-25032

Dear Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 2, 2010 regarding the Form 10-K for the fiscal year ended December 31, 2009 filed by Universal Stainless & Alloy Products, Inc. (the “Company”) on February 26, 2010 (the “Form 10-K”), the Definitive Proxy Statement on Schedule 14A filed by the Company on April 19, 2010 (the “Proxy Statement”) and the Form 10-Q for the fiscal quarter ended March 31, 2010 filed by the Company on May 7, 2010 (the “Form 10-Q”). Set forth below are the Staff’s comments and our responses.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.

Securities and Exchange Commission

June 30, 2010

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis, page 14

Results of Operations, page 14

COMMENT NO. 1:

You disclose on page 14 that the $0.5 million increase to inventory reserves during the quarter ended March 31, 2009, related to the inability of a customer to pay amounts owed on 2008 business. Please tell us how the customer’s inability to pay resulted in an increase in the inventory reserve. Please also revise your disclosures in future filings to clarify this point.

RESPONSE:

The referenced customer was unable to pay amounts owed for previously shipped products that were in its possession. In addition the customer previously ordered “made to order” specialty steel products that were ready for shipment. We had completed the manufacturing of the additional unique products in accordance with the customer’s order and were awaiting payment for the previously shipped products and assurance of future payments with respect to the additional products prior to shipping. Because the customer was unable to pay the amounts owed for previously shipped products or provide assurance of future payments with respect to the additional products, we did not ship the additional products. Because the additional products were unique to that specific customer and they were processed completely, we added the finished products to our inventory and increased our inventory reserve during the quarter ended March 31, 2009 to reflect the fact that the products were unlikely to be shipped. We will revise our disclosures in future filings to clarify this point.

COMMENT NO. 2:

In future filings, please quantify the factors materially impacting the line items within income (loss) from continuing operations. For example, your discussion of 2009 net sales does not quantify the impact of lower raw material surcharges and base price increases realized in 2009. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance. Please also refer to your response letter dated July 15, 2008 regarding comment 4 in our letter dated June 30, 2008.

RESPONSE:

As applicable and to the extent that we are able to do so, we will quantify the factors materially impacting the line items within income (loss) from continuing operations in future filings in accordance with the Staff’s comment.

COMMENT NO. 3:

We note that the decline in net sales for 2009 is due, in part, to a decline in the volume shipped to which you attribute to the oversupply of product in the market. To the extent that the decline in your volumes is also attributable to your market share, please also disclose changes in

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June 30, 2010

your market share of each of the markets you sell your products along with an explanation for the change in market share and what management is doing to address any declines in market share.

RESPONSE:

As applicable and to the extent that we are able to do so, we will disclose changes in our market share in the markets in which we sell our products, as well as explain the change and describe steps taken to address any declines in market share, to the extent that any decline in our sales volume also is attributable to a decline in our market share, in future filings.

COMMENT NO. 4:

We note that you attribute, in part, the increase in cost of products sold as a percentage of net sales in 2009 from 2008 to higher operation costs resulting from lower production volumes. Please revise your disclosure in future filings to clarify, if correct, that the increase is attributable to fixed operating costs spread over lower product sales.

RESPONSE:

To the extent that an increase in our cost of products sold as a percentage of net sales is attributable to fixed operating costs spread over lower product sales, we will disclose the circumstances in future filings.

Liquidity and Capital Resources, page 19

COMMENT NO. 5:

In future filings, please disclose the factors that caused managed working capital days sales outstanding to increase to 146 days as of December 31, 2009 from 118 days as of December 31, 2008. Please also provide investors with an analysis of each of the material factors. In this regard, we note your response letter dated July 15, 2008 to comment 18 in our letter dated June 30, 2008.

RESPONSE:

We will disclose in future filings the factors that cause increases to our managed working capital days sales outstanding, including an analysis of each of the material factors.

Securities and Exchange Commission

June 30, 2010

Quantitative and Qualitative Disclosures About Market Risk, page 25

COMMENT NO. 6:

Please revise your disclosures in future filings to comply with the disclosure requirements of Item 305(a) of Regulation S-K. There is a concern that your current disclosures do not provide investors with sufficient information to understand how market changes (i.e., changes in the corresponding commodity prices or interest rates) will impact the derivative instruments you use to reduce your commodity risks and interest rate risks.

RESPONSE:

We will revise our disclosures in future filings to comply with the disclosure requirements of Item 305(a) of Regulation S-K.

Management’s Report on Internal Control Over Financial Reporting, page 26

COMMENT NO. 7:

We note that your definition of internal control over financial reporting does not conform to the definition contained in Exchange Act Rule 13a-15(f). In future filings, please revise your definition accordingly or simply state your effectiveness conclusions without including a definition.

RESPONSE:

We will revise the definition of internal control over financial reporting in future filings to conform to the definition contained in Exchange Act Rule 13a-15(f).

Report of Independent Registered Public Accounting Firm, page 26

COMMENT NO. 8:

In future filings, please request Schneider Downs & Co., Inc. to revise its report to include the financial statement schedule in the statement regarding their responsibilities within the first paragraph. Refer to Article 5-04(c) of Regulation S-X for guidance.

Securities and Exchange Commission

June 30, 2010

RESPONSE:

We have requested that Schneider Downs & Co., Inc. include in future filings appropriate references to financial statement schedules in its reports.

Note 7: Income Taxes, page 36

COMMENT NO. 9:

Please provide us with a detailed explanation of the items comprising the 13.4% reconciling item from the federal statutory tax rate to the effective tax rate with the title, “Reconciliation of federal and state tax balances to tax returns”. In this regard, we note your statement that $370,000 of the $542,800 reconciling item relates to prior period adjustments. This explanation appears to imply that the $370,000 adjustment is an error, as defined in ASC 250-10-20, that is being corrected in the current period. Please provide us with a comprehensive qualitative and quantitative explanation of the error, how it was identified, and why you do not believe the correction of the error is material. Please refer to ASC 250-10-S99-1 and S99-2 (i.e., SAB Topics 1:M and 1:N) as to the analysis that should be provided regarding the materiality of the error. Please also ensure your explanation addresses the remaining $172,800 of the negative tax adjustment. Please revise your disclosure in future filings to provide investors with an explanation for this reconciling item. Refer to ASC 740-10-50-12 for guidance. Regarding your discussion on page 15 of a $200,000 adjustment made during the second quarter of fiscal year 2009, it appears as though this adjustment relates the interim periods recognition of your fiscal year 2009 income tax expense (benefit), as discussed in ASC 740-270-35-3 and 35-4. If correct, please clarify your disclosure in future filings that there is no impact to the annual effective tax rate for this adjustment made during the second quarter of fiscal year 2009. If this is not correct, please provide us with a detailed explanation as to how this adjustment has impacted the annual effective tax rate, the nature of the adjustment, and the specific accounting literature that supports your accounting.

RESPONSE:

Of the $542,800 in reconciling items, $370,000 relating to prior periods resulting from several immaterial errors made over multiple years.

During the June 30, 2009 closing process, we performed a reconciliation of tax account balances and, in doing so, identified the following specific causes of the adjustments.

For financial reporting years ended December 31, 2006, 2007 and 2008, the state tax impact of stock option deductions was recorded incorrectly in the financial statements. The adjustments to tax expense relating to these errors were $29,000 in 2006, $145,000 in 2007 and $98,000 in 2008, totaling $272,000.

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June 30, 2010

Additionally, state tax credits granted under the New York Empire Zone Program were inadvertently applied in duplicate to both the refundable tax asset and the deferred tax asset accounts. Therefore, certain New York state tax credits were overstated. The New York portion of stock option benefits earned from 2002 through 2007 was treated similarly. The adjustments to tax expense relating to this overstatement were $65,000 for years prior to 2006, $26,000 in 2006, $5,000 in 2007 and $2,000 in 2008, totaling $98,000.

Quantitatively, the impact of the misstatements on prior year audited and 2009 financial statements, including the impact of the other timing adjustments on each year’s results independently, was not in our judgment, material. In accordance with SAB 99, we also considered the following qualitative factors:

1.	“Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.” – The impact of the stock option benefits and the New York tax credit misclassification are considered misstatements.

2.	“Whether the misstatement masks a change in earnings or other trends” – In 2004, the Company returned to profitability on record sales of $121 million. New company records for sales, operating profit and net income were reported in each year thereafter through 2008. The impact of the misstatements noted in item 1 above would not affect that trend.

3.	“Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise” – In the Company’s quarterly earnings release dated July 29, 2009, the Company disclosed the tax adjustments as part of the net loss reported for the quarter ended June 30, 2009. Consistent with prior periods, each of the Company’s analysts focused on the key drivers of backlog/order entry rates, end market demand, production volume and the impact of volatile material costs on future profitability. In research notes published by the Company’s sell-side analysts subsequent to the earnings release, each analyst excluded the tax adjustments from their analysis of future prospects of the Company.

4.	“Whether the misstatement changes a loss into income or vice versa” – The misstatement did not change a loss into income or vice versa in any prior year period.

5.	“Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability” – The Company does not allocate income tax expense to its business segments.

6.	“Whether the misstatement affects the registrant’s compliance with regulatory requirements” – There was no impact to the Company’s compliance with regulatory requirements in any period.

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June 30, 2010

7.	“Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements” – There was no impact to the Company’s compliance with loan covenants or other contractual requirements in any period.

8.	“Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation” – Management incentive compensation awarded in each of the years impacted was discretionary. Management does not believe these misstatements would have altered the decisions of the Compensation Committee of the Board of Directors due to the immateriality of the items described above.

9.	“Whether the misstatement involves the concealment of an unlawful transaction” – The misstatements did not involve concealment of an unlawful transaction.

Finally, we considered the volatility of the Company’s stock price on the day of the earnings release. On July 29, 2009, 33,000 shares were traded in the range of $17.12 and $18.49. For the prior ten trading days, an average of 41,890 shares were traded in the range of $15.40 and $20.77. Therefore, management does not believe the announcement was material to investors since the trading volume and price were within the prior ten-day range.

Based on the above evaluation, management concluded that the $370,000 of misstatements identified above was not intended to manage earnings. This is further supported by the reactions of the investors and analysts subsequent to the earnings release and conference call on July 29, 2009.

The remaining $172,000 of adjustments consists of $48,000 relating to 2009 tax provision-to-tax return adjustments to properly report state tax credits, and the remaining $124,000 relates to other timing differences, primarily state bonus depreciation adjustments. We will revise our disclosure in future filings to provide investors with an explanation for this reconciling item.

The $200,000 adjustment, referenced on page 15 of the Form 10-K, made during the second quarter of fiscal year 2009, relates to the interim periods recognition of the fiscal year 2009 income tax expense (benefit), as discussed in ASC 740-270-35-3 and 35-4. We will clarify the disclosure in future filings to reflect that there is no impact to the annual effective tax rate for this adjustment made during the second quarter of fiscal year 2009.

COMMENT NO. 10:

On page 37 you state that you have various state net operating loss carryforwards expiring in 2009. Please confirm to us and revise your disclosures in future filings to clarify that

Securities and Exchange Commission

June 30, 2010

you recognized a full valuation allowance for the state tax carryforwards that expired during fiscal year 2009. Please tell us the gross amount of the deferred tax asset recognized for these expired state tax carryforwards.

RESPONSE:

The Company had various state net operating loss (NOL) carryforwards at December 31, 2009. These NOLs were the result of the current year taxable loss. The Company does not have any net operating losses remaining for years prior to 2009. As such, the existing NOLs expire in 2029, not 2009 as was inadvertently and incorrectly reported in the Form 10-K.

Note 13: Segment and Related Information, page 44

COMMENT NO. 11:

You state that the Bridgeville and Titusville facilities have been aggregated into one reportable segment, Universal Stainless & Alloy Products, because of “the management reporting structure in place”. Based on this statement, it is unclear whether these two facilities meet all of the aggregation criteria listed in ASC Topic 280-10-50-11. Please provide us with your analysis of the aggregation criteria, which demonstrates it is appropriate to aggregate these two operating segments. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating income, and operating income margins, along with any other information you believe would be useful in assessing economic similarity, for the two operating segments aggregated into the Universal Stainless & Alloy Products reportable segment for each of the five years ended December 31, 2009 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

RESPONSE:

The Bridgeville and Titusville facilities have been aggregated into one reportable segment, “Universal Stainless & Alloy Products,” in that the two facilities meet the aggregation criteria listed in ASC Topic 280-10-50-11. The analysis of the aggregation criteria, which demonstrates that it is appropriate to aggregate these two operating facilities, is as follows:

The nature of the products and services are similar: both facilities produce Vacuum Arc Remelt (VAR) ingots and specialty steel long products. The products and the markets served are similar, which forms the basis for the business trends to run in similar patterns.

The nature of the production processes are similar in that both facilities operate VAR furnaces to produce the VAR ingots, and both facilities condition, roll and heat treat specialty

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June 30, 2010

steel long products. In addition, the VAR ingots produced at the Titusville facility utilize starting material from the Bridgeville facility, and subsequent to the remelting process the VAR ingots are shipped to Bridgeville for additional processing.

The type or class of customer for each of the facilities is similar in that most of the product will be further processed by others, for special applications in the aerospace and power generation industries. The methods used to distribute the products are similar in that the facilities have inside sales people and a shared outside sales force utilized by both facilities to facilitate sales directly to the customers.

The nature of the regulatory environment is the same as it applies to quality, safety and environmental compliance.

The similar economic characteristics criteria, such as net sales, gross profit, gross profit margins, operating income, and operating income margins, for the two operating segments aggregated into the Universal Stainless & Alloy Products reportable segment for each of the five years ended December 31, 2009 is being provided supplementally. In addition, we have also included total asset amounts for Bridgeville, Titusville and the combined segments indicating that the Titusville assets are less than 5% of the combined segments’ assets for years 2006 through 2009. The Titusville portion of Sales, Operating Income and Total Assets were less than 10% of the respective combined segments for each of the years 2006 through 2009. The trend in the Titusville gross profit margin was similar to the Bridgeville trend. For both facilities, the gross margin was stable for the years 2005 through 2007, and then the gross margins declined for both facilities in 2007 and 2008.

Exhibits, page 50

COMMENT NO. 12:

We note that you incorporate the Credit Agreement, Exhibit 10.2, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all exhibits and schedules.

RESPONSE:

We will file the full credit agreement, including all exhibits and schedules, as an exhibit to our Quarterly Report on Form 10-Q for our fiscal quarter ending June 30, 2010.

Securities and Exchange Commission

June 30, 2010

Definitive Proxy Statement

Nominees For Election As Directors, page 7

COMMENT NO. 13:

We note that your Board of Directors intends to elect Dennis Oates, your Chief Executive Officer, to be Chairman upon the retirement of the current Chairman, Clarence McAninch. Since one person will serve as Chief Executive Officer and Chairman of the Board, please disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the Board. See Item 407(h) of Regulation S-K.

RESPONSE:

We will provide the disclosures required by Item 407(h) of Regulation S-K in future filings.

Compensation Discussion and Analysis, page 14

Stock Incentive Plan, page 16

COMMENT NO. 14:

On page 17, we note that “stock options are earned on the basis of level of responsibility, continued service to the Company, and performance.” In future filings, please disclose how you determine the amount of stock options to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. To the extent that stock option awards are based on corporate performance goals, please disclose the threshold, target, and maximum performance goals, the payouts corresponding to each of these goals, the actual results achieved by the Company, and how the Company evaluated the actual results to reach the payouts to the named executive officers. See Item 402(b)(2)(v)-(vi) of Regulation S-K. To the extent that stock option awards are based on individual performance, please describe the individual elements of performance and contribution that are taken into account making these awards. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

We will disclose in future filings the process for determining the amount of stock options to be awarded to each named executive officer. To the extent that stock option awards are based on corporate performance goals, we will include the threshold, target and maximum performance goals, the payouts corresponding to each of these goals, the actual results achieved and how we evaluated the actual results to reach the payouts to the named executive officers. Also, to the extent that stock option awards are based on individual performance, we will describe the individual elements of performance and contributions that are taken into account in making these awards.

Securities and Exchange Commission

June 30, 2010

Executive Compensation, page 19

COMMENT NO. 15:

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:

In connection with the preparation of the Proxy Statement, our Compensation Committee (the “Committee”) reviewed the fundamental objectives of our compensation philosophy to determine whether any of the factors considered in our compensation processes encourage excessive or inappropriate risk-taking. The Committee considered the various aspects of our executive compensation and our general compensation policies and practices. The Committee also identified what it views as the most significant risks facing the Company and the material elements of our compensation policies and practices for all employees. The Committee then evaluated whether there is a relationship between any of those elements and the Company’s most significant risks and whether any of the compensation elements might encourage employees to take excessive or inappropriate risks which are reasonably likely to have a material adverse impact on the Company.

As part of its review, the Committee considered the following factors, among others, related to the Company’s compensation policies and practices:

•	The Company offers our executive officers a balanced mix of cash and longer-term incentive compensation.

•	The overall compensation of our executive officers is not overly-weighted towards the achievement of performance criteria in a particular fiscal year.

•

Our annual cash incentive program has payouts at multiple levels of performance rather than an “all-or-nothing” approach. The target opportunities available to our named executive officers as a percentage of their base salaries is capped at percentages ranging from 100% to 150% to protect against disproportionately large shorter-term incentives.

•	Payouts under our annual cash incentive program are based on the achievement of corporate, departmental and individual performance criteria.

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June 30, 2010

The Committee believes the performance criteria to be challenging yet reasonable and attainable without excessive risk-taking. This promotes the alignment of the interests of our executive officers with those of our stockholders.

•

The Committee has the discretion to reduce performance-based awards when it determines that such adjustments would be in the interests of our stockholders. For example, the Committee evaluated the economic conditions affecting the Company and determined that the Company would not issue any variable compensation to any of the named executive officers in 2009 except as contractually required.

•	Equity awards to our executive officers typically vest over four years.

•

The Committee maintains a dialogue with the Company’s management to track progress on performance-based goals with a view towards identifying situations reasonably likely to lead to excessive or inappropriate risk-taking that may be driven by a desire to maximize performance-based compensation to our longer-term interests.

Based on these and other factors, the Committee believes that our compensation policies and practices encourage behaviors that are aligned with our long-term interests. The Committee also believes that our compensation policies and practices that involve short-term incentives do not comprise a significant portion of the compensation of our executive officers and do not encourage our employees to take undue risks for short-term gain. As a result, the Committee determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

On a going-forward basis, the Committee intends to conduct an annual evaluation of our compensation policies and procedures to determine whether any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company.

Form 10-Q for the Period Ended March 31, 2010

Disclosure Controls and Procedures, page 15

COMMENT NO. 16:

We note your statement that your President and Controller concluded that, as of the end of the period covered by this quarterly report, the Company’s disclosure controls and procedures are effective in the timely identification of material information required to be included in the

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June 30, 2010

Company’s periodic filings with the SEC. Please note that you are not permitted to qualify the effectiveness conclusion in this manner. Please confirm to us that the Chief Executive Officer and the Chief Financial Officer concluded that your disclosure controls and procedures were effective for the period ending March 31, 2010. Please also comply with this comment in future filings.

RESPONSE:

We confirm to the Staff that our Chief Executive Officer and our Corporate Controller concluded that our disclosure controls and procedures were effective as of March 31, 2010. We will remove the qualification noted in the Staff’s comment in future filings.

Exhibits 31.1 and 31.2 – Section 302 Certifications

COMMENT NO. 17:

In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “of internal control over financial reporting,” in paragraph 5. Please also comply with this comment in all future annual and quarterly reports.

RESPONSE:

We will file our Section 302 Certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in all future annual and quarterly reports.

*        *        *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 30, 2010

Thank you for your consideration. If you require any additional information on these matters, or if I can provide you with any other information that will facilitate your review of the Form 10-K, the Proxy Statement and the Form 10-Q, please contact me at 412-257-7603.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Paul A. McGrath
Paul A. McGrath
Vice President of Administration,
General Counsel and Secretary